ASX/MEDIA RELEASE	16th August 2005

5th US Patent Granted
Monodispersed porous silicon particles
Drug Delivery Products

Global nanotechnology company pSivida Limited (ASX:PSD, NASDAQ:PSDV, Xetra:PSI) is pleased to announce that it has been granted a 5th patent in the important US market.

US Patent Number 6,929,950 provides for the classification of porous silicon into monodispersed particles with a tight size distribution. The classification into defined size distributions is a key attribute of many micro-engineered particle products.

This patent provides an important manufacturing aspect to the pSivida portfolio as it covers additional dimensions in the formulation of drug delivery products. The successful manufacture of ‘monodisperse’ systems not only enables improved control and flexibility in drug delivery to patients but it also makes the regulatory registration process simpler as the product offers better definition and less variability.

The accurate definition of BioSilicon™ particle size and distribution is also important for achieving better control of biodegradation, a key property of this biomaterial. This in turn offers a greater diversity and flexibility in the formulation of products from this technology platform. This is important because improved flexibility in manufacture provides greater commercial opportunity for the formulation and delivery of drugs with different characteristics. The variety of pharmaceuticals in the market requires drug delivery systems to effectively ‘handle’ drugs as diverse as proteins, peptides, antibodies, DNA as well as the traditional small chemical entities that make up most of the products of the pharmaceutical industry.

pSivida Managing Director Gavin Rezos said, “The granting of this patent is an important step towards the development of BioSiliconTM drug delivery products for commercial applications, pSivida retains an aggressive patenting strategy to control the use of BioSilicon™ in healthcare.”

The pSivida Intellectual Property portfolio consists of 26 patent families, 31 granted patents and over 80 patent applications. pSivida owns all of the Intellectual Property (royalty free) for the application of BioSiliconTM.

pSivida Limited is currently in negotiations to acquire a US based drug delivery company with the potential to create a global drug delivery company specializing in nanotechnology, with revenues from existing products and generating long-term value through its diversified late-stage product portfolio.

-ENDS-

Released by:

pSivida Limited Brian Leedman Investor Relations pSivida Limited Tel: + 61 8 9226 5099 brianl@psivida.com	US Public Relations Beverley Jedynak President Martin E. Janis & Company, Inc Tel: +1 (312) 9 1100 ext. 12 bjedynak@janispr.com	UK & Europe Public Relations Mark Swallow, PhD / Helena Podd Citigate Dewe Rogerson Tel: +44 (0)20 7638 9571 mark.swallow@citigatedr.co.uk

NOTES TO EDITORS:

pSivida Limited
pSivida is a global nanotechnology company committed to the biomedical sector and the development of products in healthcare. The company’s focus is the development and commercialisation of a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™. As a new and exciting biocompatible material, BioSilicon™ offers multiple potential applications across the high growth healthcare sector, including controlled release drug delivery, targeted cancer therapies (including brachytherapy and localized chemotherapy), tissue engineering and orthopedics. Potential diagnostics applications are being developed through its subsidiary AION Diagnostics Limited.

pSivida owns the intellectual property rights to BioSilicon™ for use in or on humans and animals. The IP portfolio consists of 26 patent families, 31 granted patents and over 80 patent applications. The core patent, which recognises BioSilicon™ as a biomaterial was granted in the UK in 2000 and in the US in 2001.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and in Germany on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida’s shares also trade in the United Kingdom on the OFEX International Market Service (IMS) under the ticker symbol PSD. pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

The Company’s strategic partner and largest shareholder is the QinetiQ group, the largest science and technology company in Europe. QinetiQ is the former UK government Defence Evaluation Research Agency and was instrumental in discovering BioSilicon™. pSivida enjoys a strong relationship with QinetiQ having access to its cutting edge research and development facilities. For more information on QinetiQ visit www.qinetiq.com.

For more information visit www.psivida.com

This document contains forward-looking statements that involve risks and uncertainties. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: our failure to develop applications for BioSiliconTM due to regulatory, scientific or other issues, our ability to negotiate and consummate the proposed acquisition, our ability to successfully integrate the targets operations and employees; the failure of the targets products, including reduced revenue and the combined entity’s inability to develop existing or proposed products. Other reasons are contained in cautionary statements in the Registration Statement on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.

This announcement does not constitute an offer of any securities for sale or the solicitation of an offer to buy any securities. Any securities offered may not be or have not been registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.